7/29

02042926

82- SUBMISSIONS FACING SI

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Enwest Ventures Corp.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 0 1 2002
THOMSON FINANCIAL

FILE NO. 82- 1683 FISCAL YEAR 2/28/02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 7/30/02

82-1683

ENWEST VENTURES CORP.

02 JUL 29 AM 10:

NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS

TAKE NOTICE that the Annual General Meeting (the "Meeting") of the Members of ENWEST VENTURES CORP. (the "Company") will be held in the Boardroom of Maitland & Company, Barristers and Solicitors, Suite 700, 625 Howe Street, Vancouver, British Columbia, on Thursday, the 22nd day of August, 2002, at 10:00 o'clock in the forenoon (Vancouver time) for the following purposes:

1. To receive the report of the directors.

2. To receive the Audited Financial Statements of the Company for the fiscal period ending February 28, 2002, together with the Auditor's Report thereon.

3. To appoint the Auditor for the Company, and to authorize the Directors to fix the remuneration to be paid to the Auditor.

4. To fix the number of directors at three (3).

5. To elect Directors for the ensuing year.

6. To approve the Company's stock option plan.

7. To approve various matters concerning the grant, exercise and renegotiation of stock options.

8. To approve a creation of a control block to be held by Prairie Pacific Energy Corporation.

9. To transact such other business as may be brought before the Meeting.

AR/S
2-28-02

A Member entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in his stead. If you are unable to attend the Meeting in person, please read the Notes accompanying the Instrument of Proxy enclosed and then complete and return the Proxy within the time set out in the Notes. As set out in the Notes, the enclosed Instrument of Proxy is solicited by Management, but you may amend it, if you so desire, by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, B.C., this 8th day of July, 2002.

BY ORDER OF THE BOARD

"*Ted Burylo*"
Director

ENWEST VENTURES CORP.

INFORMATION CIRCULAR
FOR THE ANNUAL GENERAL MEETING OF MEMBERS
TO BE HELD ON AUGUST 22, 2002

This information is given as of July 8, 2002

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the Management of ENWEST VENTURES CORP. (the "Company") for use at the Annual General Meeting (the "Meeting") of the Members of the Company, to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof.

PERSONS OR COMPANIES MAKING THE SOLICITATION

The enclosed Instrument of Proxy is solicited by Management. Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company may reimburse Members' nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining authorization from their principals to execute the Instrument of Proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company. None of the Directors of the Company have advised that they intend to oppose any action intended to be taken by Management as set forth in this Information Circular.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying Instrument of Proxy are Directors or Officers of the Company. **A Member has the right to appoint a person to attend and act for him on his behalf at the Meeting other than the persons named in the enclosed Instrument of Proxy. To exercise this right, a Member shall strike out the names of the persons named in the Instrument of Proxy and insert the name of his nominee in the blank space provided, or complete another Instrument of Proxy. The completed Instrument of Proxy should be deposited with the Company's Registrar and Transfer Agent, Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, at least 48 hours before the time of the Meeting or any adjournment thereof, excluding Saturdays and holidays.**

The Instrument of Proxy must be dated and be signed by the Member or by his Attorney in writing, or, if the Member is a corporation, it must either be under its common seal or signed by a duly authorized officer.

In addition to revocation in any other manner permitted by law, a Member may revoke a Proxy either by (a) signing a Proxy bearing a later date and depositing it at the place and within the time aforesaid, or (b) signing and dating a written notice of revocation (in the same manner as the Instrument of Proxy is required to be executed as set out in the notes to the Instrument of Proxy) and either depositing it at the place and within the time aforesaid or with the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the Scrutineer at the Meeting as a Member present in person, whereupon such Proxy shall be deemed to have been revoked.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed Instrument of Proxy will vote the shares in respect of which they are appointed and, where directions are given by the Member in respect of voting for or against any resolution, will do so in accordance with such direction.

In the absence of any direction in the Instrument of Proxy, it is intended that such shares will be voted in favour of the motions proposed to be made at the Meeting as stated under the headings in this Information Circular. The Instrument of Proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to any matters which may properly be brought before the Meeting. The enclosed Instrument of Proxy does not confer authority to vote for the election of any person as a Director of the Company other than for those persons named in this Information Circular. At the time of printing of this Information Circular, the Management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters which are not now known to the Management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominee.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

On July 8, 2002, 5,469,061 common shares without par value were issued and outstanding, each share carrying the right to one vote. At a General Meeting of the Company, on a show of hands, every Member present in person shall have one vote and, on a poll, every Member shall have one vote for each share of which he is the holder.

Only Members of record on the close of business on the 8th day of July, 2002, who either personally attend the Meeting or who complete and deliver an Instrument of Proxy in the manner and subject to the provisions set out under the heading "Appointment and Revocation of Proxies" will be entitled to have his or her shares voted at the Meeting or any adjournment thereof.

To the knowledge of the Directors and Senior Officers of the Company, only the following shareholder owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

Name of Shareholder	Number of Shares	Percentage of Issued and Outstanding Shares
Prairie Pacific Energy Corporation	1,083,334	19.8%

The above information was provided by management of the Company and the Company's registrar and transfer agent as of July 8, 2002.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular, none of the Directors or Senior Officers of the Company, no proposed nominee for election as a Director of the Company, none of the persons who have been Directors or Senior Officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as set out elsewhere in this Information Circular, no insider, no proposed nominee for election as a Director of the Company and no associate or affiliate of any such insider or proposed nominee, has any material interest, direct or indirect, in any material transaction since the commencement of the Company's last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company.

STATEMENT OF EXECUTIVE COMPENSATION

A. Executive Officers of the Company

The following table contains information about the compensation paid to, or earned by, those who were, at February 28, 2002, the Company's chief executive officer (or an individual who acted in a similar capacity) and the four other most highly compensated executive officers (except those whose total salary and bonus does not exceed $100,000) or individuals who were, prior to February 28, 2002, executive officers of the Company during the most recently completed financial year. The term "SAR" used herein refers to stock appreciation rights as defined in Form 41 of the *Securities Act* (British Columbia).

Summary Compensation Table

Name and Principal Position	Fiscal Year Ended	Annual Compensation			Long Term Compensation			All Other Compensation
		Salary($)	Bonus($)	Other Annual Compensation ($)	Awards		Payouts	
					Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	
Wayne Miller President and Director	2002	nil	$nil	$15,000	nil	n/a	n/a	n/a
	2001	nil	$nil	$30,000	300,000	n/a	n/a	n/a
	2000	nil	$nil	$nil	nil	n/a	n/a	n/a

During the most recently completed financial year ended February 28, 2002, the Company did not make any long-term incentive plan awards to its directors, officers or employees nor did the Company have a pension plan for its directors, officers or employees.

B. Directors of the Company

None of the Directors of the Company have received any cash compensation, directly or indirectly, for their services rendered during the most recently completed financial year of the Company. The Company does not have any non-cash compensation plans for its Directors and it does not propose to pay or distribute any non-cash compensation during the current financial year, other than the possible grant of incentive stock options.

C. Options to Purchase Securities

During the Company's most recently completed financial year ended February 28, 2002, none of the Directors or Officers exercised any stock options and no SAR's and/or stock options were granted or repriced.

D. Related Party Transactions

During the Company's most recently completed financial year ended February 28, 2002, Wayne Miller, President of the Company, charged $15,000 in management fees. Julie Mandzuik, Secretary of the Company, charged $2,500 for secretarial and administrative services. Ted Burylo charged $1,000 for consulting services.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the Directors or Senior Officers of the Company or any associates or affiliates of the Company, are or have been indebted to the Company at any time since the beginning of the last completed financial year of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

A. Election of Directors

The persons named in the enclosed Instrument of Proxy intend to vote in favour of fixing the number of directors at three (3). Although Management is only nominating four (4) individuals to stand for election, the names of further nominees for Directors may come from the floor at the Meeting. Advance Notice of the Annual General Meeting was published pursuant to section 135 of the *Company Act* in The Vancouver Province on June 24, 2002 and no nominations for Directors were received from the Members of the Company.

Each Director of the Company is elected annually and holds office until the next Annual General Meeting of the Members unless that person ceases to be a Director before then. In the absence of instructions to the contrary, the shares represented by Proxy will, on a poll, be voted for the nominees herein listed. **Management does not contemplate that any of the nominees will be unable to serve as a Director.**

The following table sets out the names of the persons to be nominated for election as Directors, the positions and offices which they presently hold with the Company, their respective principal occupations or employments during the past five years if such nominee is not presently an elected Director and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Information Circular:

Name and Residence of Proposed Directors and Present Offices Held	Date Elected or Appointed	Principal Occupation	Number of Shares
DAVID PATTERSON West Vancouver, BC *President and Director*	Nominee	Chief Executive Officer of Donner Minerals Ltd. (TSX.V:DML)	Nil
KERRY SPARKES North Vancouver, BC *Director*	Nominee	President of Sparkes Consulting Inc.	Nil

Name and Residence of Proposed Directors and Present Offices Held	Date Elected or Appointed	Principal Occupation	Number of Shares
TED BURYLO Vancouver, BC *Director*	Nominee	An independent businessman providing consulting services to junior venture companies.	Nil

The above information was provided by Management of the Company.

Pursuant to the provisions of the *Company Act* of British Columbia, the Company is required to have an Audit Committee which, at the present time, is comprised of Wayne Miller, Lee Thomas Downs and Jack Sommerville.

B. Appointment of Auditor

Members will vote for the appointment of Beauchamp & Company, Chartered Accountants, of Suite 205, 788 Beatty Street, Vancouver, BC, V6B 2M1, as Auditor of the Company for the ensuing year, until the close of the next Annual General Meeting of the Members at a remuneration to be fixed by the Directors. On June 17, 2002, Moen & Company, Chartered Accountants, was asked to resign as Auditor and the Directors, by resolution, appointed Beauchamp & Company, Chartered Accountants, effective June 20, 2002, as the Auditor of the Company. Members are asked to approve the appointment of Beauchamp & Company, Chartered Accountant, as the Auditor of the Company for the ensuing year.

The Notice of Change of Auditor required pursuant to National Policy No. 31 is attached hereto as Schedule "A" together with a letter from Beauchamp & Company, Chartered Accountants and Moen & Companuy, Chartered Accountants, respecting the change.

Management recommends that the Members of the Company approve the appointment of BEAUCHAMP & COMPANY, Chartered Accountant, as the new Auditor for the Company.

C. Implementation of Stock Option Plan

The directors of the Company wish to implement a stock option plan (the "Stock Option Plan") to govern the future grant, from time to time, of options to purchase common shares in the capital of the Company to eligible recipients. The directors are of the view that it is in the best interests of the Company to implement the Stock Option Plan, which will enable the directors to grant options to directors, employees and other service providers as a means of rewarding positive performance and providing incentive to effectively manage the affairs of the Company. The directors are, therefore, seeking approval of shareholders to implement the Stock Option Plan.

The number of shares reserved for issuance under the Stock Option Plan will be the maximum permitted under TSX Venture Exchange ("TSX") Policy 4.4. The Stock Option Plan will be administered by the Company's secretary or such other senior officer or employee as may be designated by the board of directors from time to time.

The term of any options granted under the Stock Option Plan will be fixed by the board of directors at the time such options are granted, provided that options will not be permitted to exceed a term of five years if the Company is classified by TSX as a Tier 2 Issuer or ten years if the Company is classified by TSX as a Tier 1 Issuer. The exercise price of any options granted under the Stock Option Plan will be determined by the board of directors, in its sole discretion, but shall not be less than the closing price of the Company's common shares on the day preceding the day on which the directors grant such options, less any discount permitted by the TSX. The Stock Option Plan prescribes a vesting schedule applicable to options granted thereunder except in exceptional circumstances as determined by the Company's board of directors.

All options granted pursuant to the Stock Option Plan which have not yet expired will, if not previously exercised, terminate on the 30th day following the date on which the option holder ceases to qualify as an eligible recipient of stock options under the Stock Option Plan, except that in the case of the death of an option holder, such unexercised options will terminate on the earlier of their expiry date or the date which is one year from the date of death.

The Stock Option Plan will also provide for reclassification of options in the event of any consolidation, subdivision, conversion or exchange of the Company's common shares.

The Stock Option Plan is subject to receipt of TSX acceptance to its filing. Shareholder approval will be sought in respect of any material amendment to the Stock Option Plan.

Reference should be made to the full text of the Stock Option Plan which will be made available at the offices of Maitland & Company, 700 - 625 Howe Street, Vancouver, B.C., V6C 2T6 until the business day immediately preceding the date of the Meeting.

Members will be asked to consider, and if thought fit to approve a resolution approving the Stock Option Plan.

D. Resolutions Relating to Incentive Stock Options

TSX Policy 4.4 provides that a listed company must obtain "disinterested shareholder approval" (determined in accordance with TSX Policy 4.4) to:

(i) a decrease in the exercise price of stock options previously granted to insiders;

(ii) the reservation, for issuance under stock options granted to insiders, pursuant to a stock option plan, shares exceeding 10% of the number of outstanding listed shares;

(iii) the issuance to insiders, upon the exercise of stock options, within a one year period, of shares exceeding 10% of the outstanding listed shares;

(iv) the issuance to any one insider and such insider's associates, upon the exercise of stock options, within a one year period, of shares exceeding 5% of the outstanding listed shares.

Accordingly, members will be asked to pass resolutions authorizing the above matters. **The passing of resolutions authorizing the above matters does not necessarily mean that the Company's board of directors will exercise the authority granted.** In addition, stock option grants will be governed by the Stock Option Plan.

E. Creation of Control Block

Prairie Pacific Energy Corporation ("Prairie Pacific"), a public company whose shares are listed for trading on the TSX, currently holds 1,083,334 common shares representing 19.8% of the outstanding common shares of the Company. Prairie Pacific also holds share purchase warrants (the "Warrants") to purchase an aggregate of 1,083,334 common shares (the "Additional Shares"). If Prairie Pacific subscribes for at least 13,098 Additional Shares, the issuance thereof will result in the creation of a control block as Prairie Pacific will hold an aggregate of 20% of the issued and outstanding shares in the capital stock of the Company, (and will hold 33.06% if all Additional Shares are acquired). The policies of the TSX require that any proposed change of control or creation of a control position must be approved by the shareholders of a company prior to the exercise of the Warrants. Prairie Pacific has provided the TSX with an Undertaking that it will not subscribe for any of the Additional Shares, unless shareholder approval is obtained to the creation of a control block in the Company.

Accordingly, Members will be asked to consider and if thought fit to approve the creation of a control block to be held by Prairie Pacific, which may result from the issuance of the Additional Shares. **Management of the Company recommends that Members approve this Resolution.**

Management knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the Instrument of Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting by proxy.

DATED at Vancouver, British Columbia, the 8th day of July, 2002.

BY ORDER OF THE BOARD

"Ted Burylo"
Director

SCHEDULE "A"

ENWEST VENTURES CORP.

(the "Company")

NOTICE REGARDING CHANGE OF AUDITOR OF A REPORTING ISSUER GIVEN PURSUANT TO NATIONAL POLICY NO. 31.

NOTICE is hereby given that the Board of Directors proposes that Moen & Company, Chartered Accountants, not be re-appointed as the Auditor of the Company and that it is proposed that Beauchamp & Company, Chartered Accountants, be appointed as the Auditor of the Company. (The appointment of Beauchamp & Company, was considered and approved by the Company's Audit Committee on June 20, 2002.)

There have been no reservations in the Auditors' reports for the audits of the two most recently completed fiscal years. In the opinion of Company, prior to the appointment of Beauchamp & Company, there were no reportable events. A reportable event is an occurrence in the relationship between the reporting issuer and the Former or Successor Auditor, which may have been a contributing factor in the change.

The contents of this Notice and the attached letters from Moen & Company (the "Former Auditor") and Beauchamp & Company (the "Successor Auditor"), have been reviewed by the Audit Committee.

BY ORDER OF THE BOARD OF DIRECTORS

MOEN AND COMPANY
CHARTERED ACCOUNTANTS

PO Box 10129
1400 - 701 West Georgia Street
Vancouver, BC V7Y 1C6

Telephone: (604)662-8899
Fax: (604)662-8809
Email: moenandcompany@attcanada.net

July 10, 2002

British Columbia Securities Commission
P.O. Box 10142
701 West Georgia Street
Vancouver, B.C.
V7Y 1L2

Re: Enwest Ventures Corp.

COPY

Dear sirs:

As required by National Policy No. 31, to the best of our knowledge and belief at this time, we are in agreement with the information contained in the Company's Notice of Change of Auditor dated June 20, 2002, a copy of which is attached.

We understand that notice of such change will be disclosed in the Information Circular to be mailed to all shareholders of the Company no later than July 18, 2001 in respect of the Company's forthcoming Annual General Meeting.

Yours very truly,
Moen and Company
Chartered Accountants

Irving P. Moen

Cc: Enwest Ventures Corp.
Beauchamp & Company

BEAUCHAMP & COMPANY
CHARTERED ACCOUNTANTS

July 8, 2002

British Columbia Securities Commission
9th Floor, Pacific Centre
701 West Georgia Street
Vancouver, B.C.
V7Y 1L2

Moen and Company
Chartered Accountants
1400 - 701 West Georgia Street
Vancouver, B.C.
V7Y 1C6

Enwest Ventures Corp.
1360 - 605 Robson Street
Vancouver, B.C.
V6B 5J3

Dear Sirs:

Re: Enwest Ventures Corp. (formerly Dalmatian Resources Ltd.) (the "Company")

As required by National Policy No. 31, we have reviewed the information contained in the Company's Notice of Change of Auditor dated June 20, 2002, and we do not disagree with the information contained in such notice.

Our understanding is that the notice will read as follows:

1. The Company asked its auditor Moen and Company, (the "former Auditor"), to resign from office effective Thursday June 20, 2002 and that Beauchamp & Company, Chartered Accountants, #205 - 788 Beatty Street, Vancouver, B.C.,(the "Successor Auditor") has agreed to act as the Company's auditor effective June 20, 2002, until the Company's next annual general meeting.

2. There have been no reservations in the Former Auditor's reports in connection with:
   a) the audits of the two most recently completed fiscal years; and
   b) any period subsequent to the most recently completed period for which an audit report was issued and preceding June 20, 2002.

3. There are no reportable events in the Former Auditor's reports in connection with:
   a) the audits of the two most recently completed fiscal years; and
   b) any period subsequent to the most recently completed period for which an audit report was issued and preceding June 20, 2002.

4. The resignation of the Former Auditor and the recommendation to appoint the Successor Auditor was approved by the Board of Directors on Friday June 20, 2002.

We understand that the Notice of Change of Auditor, along with this letter and a similar letter from Moen and Company will be provided to the Company's registered shareholders with the meeting materials relating to the Company's next general meeting of shareholders.

Yours very truly,

BEAUCHAMP & COMPANY

PAUL W. BEAUCHAMP

#205 - 788 Beatty Street • Vancouver, B.C. V6B 2M1 • Tel (604) 688-2850 • Fax (604) 688-2777
email: lbeauchamp@intouch.bc.ca

Enwest Ventures Corp.
(formerly Dalmatian Resources Ltd.)

Financial Statements
For Years Ended February 28, 2002 and 2001

BEAUCHAMP & COMPANY
CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders of
Enwest Ventures Corp.
(formerly Dalmatian Resources Ltd.)

We have audited the balance sheet of Enwest Ventures Corp. (formerly Dalmatian Resources Ltd.) as at February 28, 2002, and the statements of loss and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express and opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2002 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.

The financial statements as at February 28, 2001 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated July 18, 2001.

Beauchamp & Company

Vancouver, B.C.
July 11, 2002

Chartered Accountants

#205 - 788 Beatty Street • Vancouver, B.C. V6B 2M1 • Tel (604) 688-2850 • Fax (604) 688-2777
email: lbeauchamp@intouch.bc.ca

ENWEST VENTURES CORP. (formerly Dalmatian Resources Ltd.)
Balance Sheets
(Canadian Dollars)

	February 28, 2002	February 28, 2001
ASSETS		
Current		
Cash	$ 3,690	$ 6,358
Amounts receivable	6,974	2,966
Mining exploration tax receivable	-	10,835
	10,664	20,159
Term deposits - restricted	-	10,138
Resource properties (note 3)	169,245	1,775,046
	$ 179,909	$ 1,805,343
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 46,428	$ 37,673
Loans payable (note 4)	22,175	31,000
Due to related party (note 6)	63,914	55,374
	132,517	124,047
SHAREHOLDERS' EQUITY		
Share capital (note 5)	3,027,230	2,792,230
Deficit	(2,979,838)	(1,110,934)
	47,392	1,681,296
	$ 179,909	$ 1,805,343

Approved by the Directors:

See accompanying notes to the financial statements.

ENWEST VENTURES CORP. (formerly Dalmatian Resources Ltd.)
Statements of Deficit
(Canadian Dollars)

	Year ended February 28, 2002	2001
Deficit, beginning of year	$ (1,110,934)	$ (996,935)
Loss for the year	(1,868,904)	(113,999)
Deficit, end of year	$ (2,979,838)	$ (1,110,934)

See accompanying notes to the financial statements.

ENWEST VENTURES CORP. (formerly Dalmatian Resources Ltd.)
Statements of Operations
(Canadian Dollars)

	Year ended February 28, 2002	2001
Expenses		
Administration fees	$ 24,000	$ -
Filing fees	7,163	-
Management and consulting fees	16,000	57,850
Office and miscellaneous	12,154	15,959
Professional fees	17,520	30,616
Rent	6,000	-
Telephone and communications	1,020	-
Transfer agent fees	6,743	9,329
Travel and promotion	401	675
Less: interest income	(822)	(430)
Loss before other items	(90,179)	(113,999)
Other items		
Forgiveness of debt	4,247	-
Write-off of mineral properties	(1,782,972)	-
Loss for the year	$ (1,868,904)	$ (113,999)
Basic and diluted loss per share	$ (0.53)	$ (0.03)
Weighted average number of common shares outstanding	3,510,728	3,336,530

See accompanying notes to the financial statements.

ENWEST VENTURES CORP. (formerly Dalmatian Resources Ltd.)
Statements of Cash Flows
(Canadian Dollars)

Cash provided by (used for):	Year ended February 28, 2002	2001
Operating activities		
Loss for the year	$ (1,868,904)	$ (113,999)
Item not involving cash:		
Write-off of mineral properties	1,782,972	-
Changes in non-cash operating working capital items:		
Amounts receivable	(4,008)	(1,146)
Mining exploration tax receivable	10,835	(10,835)
Shares issued for debt	-	147,782
Prepaid expenses	-	1,160
Accounts payable and accrued liabilities	8,755	(58,712)
	(70,350)	(35,750)
Financing activities		
Due to related parties	21,540	(11,875)
Loans payable	18,175	31,000
Private placement proceeds	195,000	-
Common shares issued for cash	-	125,866
	234,715	144,991
Investing activities		
Redemption (purchase) of restricted term deposits	10,138	(15)
Expenditures on mineral properties	(7,926)	(126,309)
Expenditures on oil and gas properties	(169,245)	-
	(167,033)	(126,324)
Increase (decrease) in cash	(2,668)	(17,083)
Cash, beginning of year	6,358	23,441
Cash, end of year	$ 3,690	$ 6,358
Supplementary Cash Flow Information:		
Due to related parties converted to share capital	$ 13,000	$ -
Loans payable converted to share capital	$ 27,000	$ -

See accompanying notes to the financial statements.

1. Nature of Operations

The Company is a public company incorporated under the Company Act, British Columbia. Its shares are listed on the TSX Venture Exchange. The principal business of the Company is to explore for and develop natural resource properties.

The recoverability of amounts shown as resource properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete the development, and future profitable production from the property or proceeds from disposition.

These financial statements have been prepared on a going concern basis which assumes the Company will be able to realize assets and discharge liabilities in the normal course of operations. As at February 28, 2002, the Company had a working capital deficiency and the Company has had a history of losses. The ability of the Company to continue as a going concern is dependent upon the Company obtaining financing to settle outstanding debts, provide working capital and to fund future business opportunities.

2. Significant Accounting Policies

These financial statements have been prepared in accordance with Canadian generally accepted accounting principals.

a) Oil and gas properties

The Company follows the full-cost method of accounting for costs of oil and gas properties whereby all costs relating to exploration and development of petroleum and natural gas are capitalized. Such costs by area of interest include geological and geophysical expenditures, land acquisition costs and costs of drilling productive and non-productive wells and general and administrative costs directly related to exploration and development activities.

When and if production is attained, these costs are depleted using the units of production method based upon estimated proven recoverable reserves. The Company applies a ceiling test in respect of producing properties to determine that the capitalized costs of producing properties will be recovered from estimated net future revenues from the production of proved reserves at year-end oil and gas prices. No gains or losses are ordinarily recognized upon the sale or disposition of oil and gas properties within a specified area of interest, except under circumstances which result in a major disposal of assets or a sale or abandonment of an entire area of interest.

b) Mineral properties

Acquisition costs of mineral claims together with direct exploration and development expenditures thereon are deferred in the accounts. The ultimate realization of the value of properties in the exploration and development stage is dependent upon the successful development or sale of these properties. If production is attained, then these costs will be amortized using the unit-of-production method based upon estimated proven reserves. Management regularly reviews the carrying value of mineral property costs for impairment in value. Any resulting write-downs are charged to earnings. Costs relating to properties abandoned are written off when the decision to abandon is made.

2. Significant Accounting Policies (cont'd)

c) Loss per share

Effective March 1, 2001, the Company has adopted the new accounting recommendation of the Canadian Institute of Chartered Accountants relating to the computation, presentation and disclosure of earnings per share (CICA Handbook Section 3500). Under the new standards, basic earnings per common share is computed by dividing earnings by the weighted average number of common shares outstanding during the period. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. The treasury stock method is used to determine the dilutive effect of stock options, warrants and other dilutive instruments. Under the treasury stock method, only "in the money" dilutive instruments impact the diluted calculations. When the Company reports a loss, dilutive loss per share is not calculated as it would be anti-dilutive.

d) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Significant areas requiring the use of management estimates relate to the determination of impairment of assets, useful lives for amortization, and income taxes. Actual results could differ from those estimates.

e) Foreign currency translation

Transactions in foreign currencies are translated at rates prevailing on the dates of the transaction. Monetary assets and liabilities denominated in foreign currencies have been translated at the year end into Canadian dollars at the exchange rate in effect at the balance sheet date. Any gains or losses on currency translation adjustments are included in current costs.

f) Future income taxes

The fundamental principle of "future income taxes" is that an enterprise would recognize a future income tax liability whenever recovery or settlement of the carrying amount of an asset or liability would result in future income tax outflows. Similarly, an enterprise would recognize a future income tax asset whenever recovery or settlement of the carrying amount of an asset or liability would generate future income tax reductions. An extension of this fundamental principle is that in the case of unused tax losses, income tax reductions and certain items that have a tax basis but cannot be identified with an asset or liability on the balance sheet, the recognition of future income tax benefits is determined by reference to the likely realization of a future income tax reduction.

No future benefit amount has been recognized by the Company as criteria set out in the recommendations for recognition have not been met.

(Canadian Dollars)

3. Resource Properties

a) Mineral properties

i) TAY Group, British Columbia

The British Columbia mineral properties are comprised of a contiguous group of mineral claims known as the TAY A Group and the TAY B Group, located in the Alberni Mining Division, Province of British Columbia.

Subsequent to February 28, 2002, the Company did not renew its mineral claims with the Province of British Columbia and therefore all of the deferred costs have been written off. See Schedule of Resource Properties.

ii) San Fabian, Philippines

The Company has an option to acquire a 100% direct equity interest in Copper Valley, Inc. which holds a mining rights agreement for the San Fabian property in Nueva Visqaya Province, Philippines. The ownership of the San Fabian property is currently in dispute.

The Company has decided that it will not pursue further exploration on the property and will not exercise the option. All of the deferred costs have been written off. See Schedule of Resource Properties.

b) Oil and gas property

On September 9, 2001, the Company entered into a farm-out agreement with Knight Petroleum Corp. for the drilling of an initial test well on the Lagarde lands in Northeastern British Columbia. The Company funded 15% of the drilling and completion of the initial test well. The terms of the farm-out agreement results in the Company having a 13.5% before payout working interest and a 6.75% after payout working interest in the initial test well and a 6.75% working interest in the Lagarde lands. The initial test well is also subject to a 15% royalty until payout. See Schedule of Resource Properties.

During the third quarter ended November 30, 2001, drilling of the initial test well on the Lagarde lands was completed. It was determined that the test well would be uneconomic on a stand-alone basis. The Company is in the process of assessing the overall prospects of the project. Management is of the opinion that the exploration potential of the overall project has not been impaired. Should future exploration or assessment results indicate impairment, the carrying value of the costs to date will be written down to estimated recoverable value upon such determination.

4. Loans Payable

The loans payable are due to third parties. During the year, $27,000 of the $31,000 outstanding at February 28, 2001 was converted into share capital via a private placement discussed in note 5. The loans are non-interest bearing and have no specific terms of repayment.

(Canadian Dollars)

5. Share Capital

a) Authorized: 100,000,000 common shares without par value

b) Issued and outstanding:

	Post-consolidated		Pre-consolidated	
	Number	Value	Number	Value
Balance at February 29, 2000	2,908,547	$ 2,518,582	8,725,640	$ 2,518,582
Private placements	166,667	75,000	500,000	75,000
Exercise of options	62,666	28,200	188,000	28,200
Exercise of warrants	44,444	22,666	133,332	22,666
Issued for debt	328,404	147,782	985,212	147,782
Balance at February 28, 2001	3,510,728	2,792,230	10,532,184	2,792,230
3 for 1 consolidation (i)	-	-	(7,021,456)	-
Balance at February 28, 2002	3,510,728	2,792,230	3,510,728	2,792,230
Shares allotted (ii)	1,958,333	235,000	-	-
	5,469,061	$ 3,027,230	3,510,728	$ 2,792,230

i) At an Extraordinary General Meeting held on November 22, 2001, shareholders of the Company approved a 3 old for 1 new share consolidation and a name change to Enwest Ventures Corp. The share consolidation and name change took effect on February 18, 2002. The share consolidation and loss per share have been presented on a retroactive basis as if the consolidation had occurred on February 29, 2000.

ii) Shares allotted are pursuant to a non-brokered private placement. Subsequent to the year end, 1,958,333 common shares were issued at $0.12 per share totaling $235,000. Along with the common shares, the Company issued 1,958,333 non-transferable share purchase warrants entitling the holder to purchase one additional common share at $0.12 per share expiring on April 18, 2004. Of the 1,958,333 common shares and warrants, 1,416,667 are flow-through.

For income tax purposes, the subscription funds of $170,000 relating to the flow-through shares will be applied towards carrying out exploration activities and the expenditures will be renounced in favour of the subscriber. Accordingly, the Company will not have available deductions from taxable income in respect of such expenditures.

c) As at February 28, 2002, there are 29,250 shares held in escrow that can only be released upon regulatory approval.

d) As at February 28, 2002, there are no warrants outstanding other than the 1,958,333 warrants discussed above.

(Canadian Dollars)

5. Share Capital (cont'd)

e) As at February 28, 2002, the Company has 133,333 options outstanding. A summary of the status of the Company's stock options as of February 28, 2002 and 2001 and changes during the years ending on those dates is presented below:

	Common Shares		Weighted-average exercise price	Weighted-average remaining life (years)
Balance at February 29, 2000	302,667	$	0.48	4.25
Exercised	(62,667)		0.45	
Cancelled	(90,000)		0.48	
Balance at February 28, 2001	150,000	$	0.45	3.32
Cancelled	(16,667)		0.45	
Balance at February 28, 2002	133,333	$	0.45	2.23

The above summary has been presented as if the 3 for 1 share consolidation occurred on February 29, 2000.

6. Related Party Transactions

Related parties are directors and officers of the Company. Amounts due to related parties are non-interest bearing and without specific terms of repayment.

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

During the year, the president charged the Company $15,000 (2001 - $30,000) for management fees. As at February 28, 2002, the president is owed $45,000 (2001 - $30,000) for management fees and $9,714 (2001 - $17,374) for loans to the Company.

During the year, the secretary charged the Company $2,500 (2001 - $10,000) for and administrative services. As at February 28, 2002, the secretary is owed $9,200 (2001 - $8,000) for these services. These amounts are included in amounts due to related parties.

During the year, a director charged the Company $1,000 (2001 - $nil) in consulting fees for services rendered in conjunction with the Company's reorganization.

7. Income Taxes

As at February 28, 2002, the Company has accumulated losses for income tax purposes of approximately $698,689. The effect of these losses has not been recognized for financial statement purposes. The losses will expire by 2009 if not utilized. The Company also has approximately $595,405 in CEE tax pools that can be used to reduce taxable income in future years.

8. Financial Instruments

a) Fair value

The carrying values of cash, accounts receivable, mining exploration tax receivable, term deposits, accounts payable and accrued liabilities, loans payable and due to related party, as reflected in the balance sheets, approximate their fair values as at February 28, 2002 and 2001 because of the demand or short-term maturity of these instruments.

b) Credit risk

Financial instruments which potentially subject the Company to credit risk consist of bank deposits and accounts receivable. Cash is deposited with high credit quality financial institutions. Amounts receivable consists of Goods and Services Tax due from the Government of Canada.

c) Foreign exchange risk

The Company undertakes certain transactions in United States dollars and as such is subject to risk due to fluctuations in exchange rates. The Company does not use derivative instruments to reduce the exposure to foreign exchange risk.

9. Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current years presentation.

ENWEST VENTURES CORP. (formerly Dalmatian Resources Ltd.)
Schedule of Resource Properties
(Canadian Dollars)

	TAY Group	San Fabian	Lagarde	Total
Property acquisition costs				
Balance at February 28, 2001	$ 67,500	$ 91,627	$ -	$ 159,127
Write-off of mineral properties	(67,500)	(91,627)	-	(159,127)
	-	-	-	-
Deferred exploration costs				
Balance at February 28, 2001	1,570,402	45,517	-	1,615,919
Advances for exploration	-	-	20,693	20,693
Drill and case	-	-	106,982	106,982
Completion	-	-	41,570	41,570
Geology	-	7,926	-	7,926
Write-off of mineral properties	(1,570,402)	(53,443)	-	(1,623,845)
	-	-	169,245	169,245
Balance at February 28, 2002	$ -	$ -	$ 169,245	$ 169,245

	TAY Group	San Fabian	Lagarde	Total
Property acquisition costs				
Balance at February 29, 2000	$ 67,500	$ -	$ -	$ 67,500
Incurred during the year	-	91,627	-	91,627
	67,500	91,627	-	159,127
Deferred exploration costs				
Balance at February 29, 2000	1,581,237	-	-	1,581,237
Assays and analysis	-	17,121	-	17,121
Consulting fees	-	25,639	-	25,639
Geology	-	531	-	531
Other	-	2,226	-	2,226
Mining exploration tax credit	(10,835)	-	-	(10,835)
	1,570,402	45,517	-	1,615,919
Balance at February 28, 2001	$ 1,637,902	$ 137,144	$ -	$ 1,775,046

ENWEST VENTURES CORP. (Formerly Dalmatian Resources Ltd.)
Schedule C
Management Discussion

Enwest Ventures Corp. ("the Company") is a junior natural resource company with an oil and gas project. On February 18, 2002, the Company changed its name from Dalmatian Resources Ltd. to Enwest Ventures Corp. and consolidated its share capital on a 3 old for 1 new share basis. The Company is a public company and trading on the TSX Venture Exchange (TSXV) under the symbol ENN.

Mineral Properties

Port Alberni, British Columbia

The Port Alberni mineral properties were comprised of a contiguous group of mineral claims known as the TAY A Group and the TAY B Group, located in the Alberni Mining Division, Province of British Columbia. The Company had conducted only limited exploration work in recent years on the Port Alberni mineral properties.

Subsequent to February 28, 2002, the Company decided not to renew the mineral claims with the Province of British Columbia and accordingly, wrote-off all of the deferred costs at February 28, 2002.

San Fabian, Philippines

The Company had an option to acquire a 100% direct equity interest in Copper Valley, Inc. which holds a mining rights agreement for the San Fabian property in Nueva Visqaya Province, Philippines. The ownership of the San Fabian property is currently in dispute, and consequently, management had decided to not invest any additional funds in the San Fabian property. The Company wrote-off all of the deferred costs at February 28, 2002.

Oil and Gas Property

Lagarde, British Columbia

On September 9, 2001, the Company entered into a Farm-Out agreement with Knight Petroleum Corp. for the exploration of the Lagarde gas exploration project in northeastern, British Columbia. The Company earned a Before Payout Interest (BPO) of 13.5% and an After Payout Interest (APO) of 6.75% in the initial test well and a 6.75% working interest in the Lagarde lands. The Company earned its interest by paying 15% of the drilling, casing and completion costs of an initial test well, at a budgeted cost of $169,245. As at February 28, 2002, $148,552 of the $169,245 advanced to the operator has been spent on drilling and completion.

ENWEST VENTURES CORP. (Formerly Dalmatian Resources Ltd.)
Schedule C
Management Discussion

On November 28, 2001, the Company announced that the test well is uneconomic on a stand-alone basis. The Company is in the process of assessing the overall project prospects.

Operations

The Company reported a loss of $1,868,904 for the year ended February 28, 2002. The majority of the loss is attributable to the $1,782,970 write-down of deferred mineral property costs.

The Company reported expenses of $90,179 (2001 - $113,999). The small decrease is mostly attributed to less management fees being paid to the president of the Company in 2002 compared to 2001.

The Company paid a private company $24,000 during the year for administrative and accounting services and paid the same private company $6,000 for rent of office space.

The Company paid management fees of $15,000 to the president of the Company during the year ended February 28, 2002.

At February 28, 2002, the company had a working capital deficit of $121,853. The Company does not have any revenue producing assets and is dependent on additional equity or debt financing in order to meet working capital obligations and to participate in new business opportunities.

Subsequent to February 28, 2002, the Company issued 1,958,333 common shares at $0.12 per share for gross proceeds of $235,000. Along with the common shares, the Company issued 1,958,333 non-transferable share purchase warrants entitling the holder to purchase one additional common share at $0.12 per share expiring on April 18, 2004. Of the 1,958,333 common shares and warrants issued, 1,416,666 are flow-through.

Management Changes

On September 9, 2001, Mr. Ted Burylo joined the Company's Board of Directors.

Investor Relations

Management of the Company replied to shareholder inquiries. The Company has not entered into any formal investor relations contracts or agreements.